

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3561

March 2, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

      **Re:**    **Baoshinn Corporation**
              **Form 10-K for the Year Ended March 31, 2008**
              **File No. 000-52779**

Dear Mr. Webster:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          David R. Humphrey
                          Branch Chief